

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

> **Re: Coincheck Group B.V.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-4**
> **Submitted April 11, 2023**
> **CIK No. 0001913847**

Dear Gary Simanson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted April 11, 2023

General

1.  Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

Questions and Answers About the Business Combination, page 28

2.  We note your response to comment 2 and reissue in part. We note the maximum redemption scenario assumes that Thunder Bridge Public Stockholders exercise redemption rights with respect to 57.7% of the outstanding shares of Class A Common

Stock.  We also note your disclosure on page 31 that if redemptions exceed 57.7% and Coincheck's equityholders waive the Minimum Cash Condition and the transaction is still consummated, the resulting impact could be materially different from what is being disclosed in the Maximum Redemptions scenario and that there can be no assurance regarding which scenario will be closest to the actual results.  Please revise to disclose the potential impact of redemptions on the per share value of the shares owned by nonredeeming shareholders, by including additional scenarios where redemptions exceed 57.7% and Coincheck's equityholders waive the Minimum Cash Condition.  Please also revise other references to the maximum redemption scenario elsewhere in the document, as appropriate.  In addition, please revise the pro forma financial information, as needed, to present additional scenarios to the extent significantly different results may occur, and to disclose the potential impact of redemptions. Refer to Rule 11-02(a)(10) of Regulation S-X for guidance.

Risk Factors

Risks Relating to Third Parties

We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, page 75

3. We note your response to comment 7. We also note that the amount of crypto assets you deposited with bitFlyer as of December 31, 2022 was approximately ¥215 million, which was larger than the amount deposited with Binance as of such date. Please revise the table on page 76 to reflect updated amounts deposited with Binance and other cover counterparties through March 31, 2023, as well as revise your disclosure preceding the table to the extent Binance is no longer your largest single credit exposure.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet - Adjustment F, page 132

4. We note your responses included in Appendix A of your April 10, 2023 letter regarding the accounting treatment of the earn-out shares.  Please address the following:

- We note that you determined the fair value of the shareholder earn-outs was JPY 47,066 billion, which has the impact of bringing the historical Coincheck equity balance of JPY 11,111 billion to a large negative equity balance.  Please disclose the business purpose for issuing the shareholder earn-outs.
- Please explain the key assumptions and inputs used to measure the fair value of the earn-out shares.  Please ensure your description identifies the assumptions and inputs that have the biggest impact on the measurement.  Please refer to Rule 11-02(a)(8).
- We note that the terms of a Thunder Bridge common share include a redemption right and that this redemption right may have a large impact on its price.  Considering that the earn-out shares will not have a similar redemption right, please tell us why you believe it is appropriate to use the unadjusted share price of Thunder Bridge common stock as an input to the fair value measurement of the earn-outs presented in the pro

forma financial information.

- Please revise to clarify, if true, that the stock price input used to measure the fair value of the earn-out shares as part of the initial accounting for the business combination will use the stock price value based on the IFRS 2 definition of grant date, which would appear to be the date when shareholder approval is obtained and the redemption right is no longer present. If so, consider whether it would be appropriate to disclose that the earn-out valuation in the pro formas could be subject to a material change in the final valuation given the potential significant change in the assumption related to the stock price input to the Monte Carlo simulation model.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 134

5. Please tell us how you determined adjustment (HH), which increases expenses, is consistent with the accounting determinations described in Annex A in your letter dated April 10, 2023, in which you determined that Company Earn-Out Shares represents a pro-rata dividend recorded as a debit to retained earnings.

Information About Coincheck
Our Services
Exchange Platform, page 197

6. We note your disclosure regarding your evaluation process for "new" crypto assets. To the extent accurate, please revise to clarify that by "new" you mean crypto assets being handled for the first time in Japan and not crypto assets that are new to the Coincheck platform.

Coincheck IEO, page 202

7. We note disclosure that you have conducted a second IEO with Financie, Inc. resulting in over ¥20 billion in subscriptions from approximately 25,000 accounts. Please tell us and revise your filing beginning on page 221 to disclose the commissions received from the issuer and subscribers and any gains recorded on the receipt and sale of any IEO tokens received, as applicable.

High Level of Security, page 206

8. We note your responses to comments 5 and 7 in which you state that you are currently re-evaluating your cover counterparty relationship with Binance, which may lead to terminating the relationship. Here or under an appropriately captioned heading, please revise your disclosure to include this information and to provide a more detailed description of your risk management measures as provided in your responses to comments 6 and 7.

Regulatory Environment

Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service Providers, page 210

9. We note your response to comment 8 that the possibility of conflicts of interest resulting from Mr. Hasuo's dual positions at the JVCEA and Coincheck is limited. However, please revise to disclose how Mr. Hasuo, the JVCEA and Coincheck will identify and address in the event that a conflict of interest does arise.

Regulations on Anti-Money Laundering and Counter-Terrorism Financing, page 212

10. Please revise your disclosure to discuss whether and to what extent the adoption and implementation of the crypto asset travel rule has or will in the future impact your business, including any risks to your results of operations and financial condition.

Coincheck Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments and Outlook, page 216

11. Please update your "Recent Developments and Outlook" and "Recent Quarterly Results" disclosure to include the most recent information available related to any company or market events, trends and uncertainties that are reasonably likely to have a material impact on financial results, liquidity or capital resources subsequent to your latest financial statements presented.

Recent Quarterly Results, page 227

12. We note inclusion of selected financial information for Monex Group's Crypto Asset segment for the nine months ended December 31, 2022, which consists solely of Coincheck's operations. Please revise your filing to provide further detail, including any qualitative or quantitative information, necessary to explain any material differences between this financial information and the comparable Coincheck consolidated financial statements.

Crypto Asset Borrowings, page 237

13. We note your disclosure that the usage fee for crypto asset borrowings is calculated by multiplying the "principal amount" of the borrowing by the interest rate and is recognized as an expense over the borrowing period. Please revise here and in your accounting policy disclosure in footnote 3(b) on page F-50 to disclose, if true, that "principal amount" represents the quantity of crypto assets lent.

Coincheck, Inc. Financial Statements, page F-1

14. Please revise your filing to include March 31, 2023 audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your

filing that states that Coincheck, Inc. is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.  Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

Notes to the Consolidated Financial Statements
Note 9. Crypto Asset Borrowings, page F-35

15.    We note you include interest expenses related to crypto asset borrowings in "transaction related costs" which is included in "Selling, general and administrative expenses" in your consolidated statements of profit or loss and other comprehensive income.  Please revise to quantify the amount of interest expenses recognized in each period presented.  To the extent material, please revise to present interest expenses as a separate line item in your consolidated statements of profit and loss and other comprehensive income pursuant to IAS 1.82.

Note 11. Fair Value Measurement, page F-36

16.    Please tell us how you determined your safeguard assets, safeguard liabilities, and crypto asset borrowings represent Level 1 fair value measurements. Specifically explain how you determined there existed unadjusted quoted prices in active markets for identical assets or liabilities pursuant to IFRS 13.76 or revise your filing accordingly.

(4)(a) Crypto assets held, page F-49

17.    We note your response to comment 22 and also your response to comment 69 from our letter dated June 28, 2022.  Please address the following:

- As previously requested, please clarify what "… crypto assets deposited at its discretion …" means, where "its" refers to the Company.  Specifically, clarify whether this phrase captures all customer crypto assets held by the Company or whether it is referring to a subset of them. For example, your response to comment 69 from our letter dated June 28, 2022 began by discussing crypto assets deposited by customers and then shifted to "crypto assets deposited at its discretion" when discussing the "Company's Terms of Use, Terms and Conditions, and related laws and regulations."
- As previously requested, clarify what a "security right" means.  For example, clarify whether it means that in the various forms of bankruptcy and reorganization you referenced in response to comment 69 from our letter dated June 28, 2022, the crypto asset is the property of your customer and thus is not available to satisfy claims against the Company.
- In your response to comment 69 from our letter dated June 28, 2022 you assert that the Company's possession of the private keys to crypto assets deposited gives it "the ability to give instructions regarding the use of crypto assets deposited and to obtain economic benefits that may arise from such instructions."  You also state that "the

use of the secret key without permission from customers is strictly prohibited." Please reconcile these statements. For example, please explain the basis for the Company's assertion that the Company has the ability to obtain the economic benefits of crypto assets deposited by customers and how does that assertion contemplate the strict prohibition you represent exists.

- In your response to comment 22, you assert that the Company does not have "the present ability to direct the use of such crypto assets and obtain the economic benefits that may arise from such use," but your supporting explanation appears caveated through its use of terms such as "in principle" and "effectively." Please explain the reasons for and meaning of these caveats, how your accounting analysis of control contemplates those caveats, and whether there are any circumstances where the Company does control crypto assets deposited by customers.
- Please provide us your Terms of Use and your Terms and Conditions.

(13)(a) Transaction Revenue, page F-53

18. We note your response to comment 27. Please address the following:

- More fully support your assertion made in response to the first bullet that "the contracts entered into between the Company and customers and counterparties meet the definition of a derivative under IFRS 9 Appendix A..." For example, support your assertion that no initial net investment is required at the time the contracts are entered into. In this regard, we note your disclosure and representations to us that under your terms of service, a user's order is executed and settled immediately upon the user's acceptance of the quoted price and cannot be changed or canceled after that point. Furthermore, you indicate in response to comment 25 that the Company's price quote to its customers is based on the price for the cover transaction plus the spread. As such, it is not clear to us how for both cover counterparty and user transactions the investment is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. Please tell us if a user must have adequate amounts in their account to cover the cost to enter into a buy transaction. If so, please tell us why you believe you satisfy this criteria. Separately, reconcile your assertion that the contracts are settled at a future date with your representations in the following:
  - ° Response to comment 28 that "…the order date and settlement date are basically instantaneous…;"
  - ° Response to comment 27 that "the Company acknowledges that such contract to transact is immediately executed upon a customer's placement of a buy or sell order at the offered terms, …;" and
  - ° Response to comment 25 that "these two transactions are typically executed within a few seconds, which makes them one integrated process to minimize price fluctuation risks."
- As it relates to the requirement in IFRS 9.2.4 that the non-financial item can be settled net in cash, we note you cite to IFRS 9.2.6(c) and that you also state "(some of

> the more common crypto assets are likely to be readily convertible to cash, which is also consistent with IFRS 9.2.4(d))." Please clarify if you believe that all of the crypto assets that can be transacted on both the Marketplace platform and the Exchange platform are readily convertible to cash and that you satisfy the criteria in IFRS 9.2.4(d).

- We note your conclusion that IFRS 15 does not permit the combination of contracts with different counterparties. Please tell us if you believe that IFRS 9 permits the combination of contracts with different counterparties. Separately, tell us the relevance of your assertion that "…they substantially represent one transaction from a business perspective …" to the appropriate application of the accounting literature; that is, clarify if there is accounting guidance that you believe supports the combination of these contracts based on your business perspective.

19. We note your response to comment 28. Please more clearly articulate what contracts you believe are within the scope of IFRS 9 and what contracts you believe are within the scope of IFRS 15 and the reasons why. For example:

- Clarify the basis for asserting that "when a physically settled derivative results in a recognition of inventory" the contract, or a portion of the contract, is within the scope of IFRS 15.
- We note your assertion that IFRS 9.2.4 applies to certain contracts to buy or sell a non-financial item that can be settled net in cash. Please tell us if you believe a contract in which the Company is obligated to <u>sell</u> crypto assets is within the scope of both IFRS 9.2.4 and IFRS 15 and why. Additionally, more clearly articulate what part of the contract is subject to IFRS 9.2.4 and what part is subject to IFRS 15 and why.
- Clarify whether you believe that each contract to buy or sell crypto assets is in their <u>entirety</u> in the scope of IFRS 9 or whether you believe that each contract is a hybrid contract with an embedded feature that meets the definition of a derivative. We note that your response to comment 27 asserts that the contract in its entirety meets the definition of a derivative (*see* e.g., the response to comment 27 statement, "the contracts entered into between the Company and customers and counterparties meet the definition of a derivative under IFRS 9 Appendix A …") while your response to comment 28 implies a hybrid contract through its assertion that "… a derivative exists <u>in</u> a contract to buy or sell a crypto asset …"

20. We note your response to comment 27. It remains unclear to us why user transactions, including those that you cover, are considered buy or sell contracts as contemplated in IFRS 9.2.4. IFRS 9.2.4 includes a notion that existing buy or sell contracts relate to future receipt or delivery of non-financial items, rather than spot transactions, as the contracts "…**were** entered into **and continue to be held** for receipt or delivery of a non-financial item in accordance with the entity's expected purchase sale or usage requirements." (emphasis added). This language appears to suggest that the type of buy or sell contracts intended to be evaluated under IFRS 9.2.4 are those held for some contractual period of

time, such as is the case with a forward purchase and forward sale contract for non-financial items, rather than a spot transaction for non-financial items that are simply gross settled sales of the non-financial items.  In this regard we note that the unit of account under IFRS 9 is the individual contract. Please tell us how you considered this language, and whether or not you believe IFRS 9 applies broadly to all individual spot purchases or sales for non-financial items, and what specific guidance in IFRS 9 supports that notion.  In addition, please tell us how such individual contracts are net settled given the immediate nature of the transaction in exchange for consideration.

21.    We note your response to comment 27. If the Company's contracts were to be considered buy or sell contracts as contemplated under IFRS 9, it remains unclear how the Company concluded that they are net settled in a manner consistent with 9.2.6.c and do not otherwise qualify for the own use scope exception in 9.2.4.  We observe that 9.2.6.c is describing a specific sequence of transactions in which a Company first takes delivery of a non-financial item and then sells that item in a short period of time for the purpose of generating a profit from short-term fluctuations in price or short-term fluctuations in dealer's margin.  In the Company's case, a sales transaction is first entered into with a user based on a quoted price that cannot be changed, and then afterwards (in a covered transaction), the Company takes delivery of the non-financial item in order to fulfill the sales transaction with the user.  Clarify how you considered this in your conclusion in meeting the type of net settlement in 9.2.6.c, and why the transaction does not meet the own use scope exception.  Please address the following:

   •   Describe what you believe supports your assertion that the sale of the non-financial items in a short period of time is demonstrably for the purpose of generating a profit from short-term fluctuations in price, or short-term fluctuations in dealer's margin. Your response should address how short-term fluctuations in price or short-term fluctuations in dealer margins are occurring given the established fixed price (quoted price) at inception agreed to by the user which precedes the delivery of non-financial item in a covered transaction.
   •   We are unclear if you are implying in your response to comment 27 that anytime a dealer sells a non-financial item in a short period after taking delivery from purchasing that item for the purpose of generating a profit, they would be considered net settled under 9.2.6.c.  Your response seems to remove the notion of generating a profit from "short-term fluctuations" in dealer's margin. If that notion is removed, it would seem to have very broad implications.  For example, it would seem a very common business model for dealers, including distributors or wholesalers of non-financial items, to receive delivery of acquired non-financial items and sell those items in a short-period after delivery for the purpose of generating a dealer's margin in order to fulfill a sales transaction as part of their expected use requirements. We note that a dealer of non-financial items is not specifically defined in IFRS 9. Please clarify for us how you considered these implications given the explicit language in IFRS 9.2.6.c of "...generating a profit from short-term fluctuations in price or dealer's

margin" and whether or not you believe this to be the case. If so, please tell us if the Company has considered if this is how practice applies IFRS 9.2.6.c and what supports that view given its broad implication. If that is not your view, please tell us how you would distinguish your user and cover transactions from other businesses that employ this business model.

22. To the extent that crypto assets are readily convertible to cash as provided in IFRS 9.2.6.d, please tell us if you view your contracts with users and cover counterparties for the receipt or delivery of crypto assets in accordance with the Company's expected purchase sale or usage requirements when evaluated in isolation of any other net settlement criteria in paragraph 9.2.6. If not, please specifically identify why not, and articulate the facts evidencing such contracts are not for your own use.

23. We note your response to comment 28. Please more clearly articulate the basis in authoritative literature for the attribution you describe in Alternative 2. In your response:

- Clarify the unit of account for both Alternative 1 and Alternative 2;
- Explain on what basis (e.g., fair value, relative fair value, etc.) the attribution in Alternative 2 is being made; and
- Clarify the relationship between the fair value of the financial instrument at inception referenced in Alternative 1 and the cash payment attributed to "the settlement of the financial instrument" referenced in Alternative 2 (e.g., is the cash payment attributed in Alternative 2 equal to the fair value of the financial instrument at settlement?).

24. We note your response to the first bullet of comment 25. Please clarify if you believe that a contract in which the Company is obligated to purchase crypto assets (e.g., from a Marketplace user, an Exchange platform user, or a third party exchange) is a contract within the scope of IFRS 15, and if so, the basis for such a belief.

25. If you believe contracts in which you are obligated to purchase crypto assets are not subject to IFRS 15, then:

- Disclose your accounting policy for purchase contracts separately from your Note 3(13) revenue accounting policy for sales contracts.
- Revise your transaction revenue accounting policy in Note 3(13) to more clearly articulate the consideration to which you are entitled from the Company's sale of crypto assets. For example, Note 3(13) does not appear to describe consideration to which you are entitled when you sell crypto assets in cover transactions (e.g., sales you make on your Exchange platform or on a third party exchange). Similarly, Note 3(13) describes consideration to which you are entitled for sales you make on your Marketplace platform by reference to adding or deducting a bid-ask spread to the prices of your cover transactions; however response 25 indicates the consideration is an amount equal to the price of the cover transaction plus a spread.

26. We note your disclosure states that "contracts with customers and cover counterparties to purchase or sell cryptocurrencies are usually open-ended and can be terminated by either

party without a termination penalty." We also note your response to comment 25 states that "once a customer accepts a quoted price to buy or sell a specific quantity of crypto assets, a contract to transact is completed and cannot be terminated by the Company or the customer." Please reconcile these statements for us related to termination rights and revise your accounting policy footnote disclosure and elsewhere in your filing to more clearly describe a user's termination rights.

27. We note your response to comment 25 which states that "the Company believes that the promised performance obligation of the Company is satisfied when the Company realizes the spread by delivering the crypto assets to a cover counterparty or offsetting its position with another customer's position." For contracts in which you sell crypto assets, please tell us and revise your filing to explain how you meet the requirements of IFRS 15.31. For example, clarify how realization of spread is a relevant consideration under IFRS 15.31. Similarly, clarify how you determined when you transfer control of the Company's crypto assets to a customer and how "offsetting its position with another customer's position" resulted in the transfer of control of the Company's crypto assets to a customer.

28. We note your response to comment 26 which states that in 40% of Marketplace transactions "… the Company was able to match customers' purchase orders with offsetting sales orders of other customers on the Marketplace platform" and "…that the existence of the threshold limits does not mean that transactions below the threshold are always settled with the Company's own crypto assets." Please reconcile these statements for us to your assertion that you are the IFRS 15 principal to Marketplace platform customers' purchase transactions. In your response, clarify whether, and if so, how you control the crypto asset immediately prior to its transfer to the purchasing customer when you match a customer's purchase order with an offsetting sales order.

29. We note disclosure on page 196 states that for the Marketplace platform "the customer's sale or purchase is reflected on our records when placed." However, we note your response to comment 26 states that transactions are reflected in records at "… the time of acceptance of such purchases and sales." Please clarify and revise your filing to disclose how the timing of the Company's recognition or derecognition of the crypto asset relates to when control of the crypto asset transfers. Please also reconcile these policies to the requirements of IFRS 15.31 for customers' purchase transactions in which the Company is selling crypto assets and to IAS 38.18 for customer's sales transactions in which the Company is purchasing crypto assets.

30. We note your response to comment 26. Please clarify for us the timing of when a customer gains control of crypto assets purchased or loses control of crypto assets sold relative to the transfer of the crypto asset to/from their cold wallets and the basis for your conclusion.

31. It appears you refer to "users" and "customers" interchangeably throughout your filing to refer to parties that hold accounts on your platforms and utilize the services that you provide, including buying and selling crypto assets and other digital assets on your

platforms.  Please revise the Frequently Used Terms section to discuss your use of these terms and clarify that certain "users" or "customers" do not meet the definition of a customer under IFRS 15 for purposes of your revenue recognition policies.  Additionally, please revise your revenue recognition policies to only use the term customer for those parties that meet the definition in IFRS 15.  For example, we note that parties that sell crypto assets on your marketplace or exchange platform and parties that purchase on the exchange platform but are not charged a commission and therefore do not exchange consideration are two examples of parties that do not appear to meet the definition of a customer in IFRS 15.

(13)(b) Commission received, page F-54

32.    We note your response to comment 29.  Please confirm if our understanding is correct that at no time, even momentarily, the Company's assets (e.g., crypto assets, fiat currency, assets other than the Exchange platform itself, etc.) are used or exchanged in an Exchange platform transaction in which the Company is not a party to the transaction.

33.    We note your response to comment 29 that states that "when the Company uses its own crypto holdings or fiat currency to execute a transaction with customers on the Exchange platform, the Company only earns a commission from the customer side.  For the cover transactions for its Marketplace platform, the accounting for such transactions is described in the response to comment 28 above."  For cover transactions where the Company is selling crypto assets on the Exchange platform (i.e., because the Company is a net purchaser of crypto assets on the Marketplace platform), please address the following related to the Company's Exchange platform selling cover transaction:

- Clarify the gross amount payable to the Company and how it is determined.
- Clarify how the amount payable to the Company is both described and displayed to the cover counterparty.
- Clarify how the example in response to comment 28 would  be modified to illustrate this transaction including the commission referenced in response to comment 29.
- Clarify what in this cover transaction constitutes the "financial instrument" referenced in Alternative 2 in response 28 and clarify what portion of the amount payable to the Company would be attributed to its settlement under the Company's accounting and why.

34.    We note your response to comment 29.  It appears that the accounting analysis only addresses the performance obligation on the Exchange platform when you are brokering transactions between customers and you recognize a commission as described on page F-54 of your filing.  Please provide a similar IFRS 15 accounting analysis that addresses when you are the counterparty selling crypto assets on the Exchange Platform and the performance obligation is to deliver cryptocurrency and you recognize a commission.

35.    Please reconcile the last sentence in your response to comment 29 related to Exchange platform transactions, which states, "From the customers' perspective, the nature of the

Company's promise is no different whether the Company acts as the counterparty to the customer or not" to the statements below.

- Your response to comment 27 in which you state, "for question (a), an agreement with the customer to purchase or sell crypto assets at an agreed-upon price represents a contract, which has its own terms and conditions, and ***both the customer and the Company understand the rights and obligations associated with such contract*** (emphasis added);"
- Your response to comment 28 in which you state, "for the trading of crypto assets, the Company believes that the promised good or service under IFRS15 is to deliver crypto assets to a retail customer or a cover counterparty;" and
- Your response to comment 29 in which you indicate that for transactions that are not cover transactions, your promised service is brokering transactions between customers.

Also, please tell us why you believe the requirements of IFRS 15, paragraph 9b are met if, as you represent, the nature of your promise is no different from the customer's perspective, but in fact the nature your promise does differ when you are the counterparty selling crypto assets to the customer.

36. Please revise your revenue recognition accounting policy to distinguish your accounting policy for Exchange platform transactions in which you are the party selling crypto assets from those Exchange platform transactions in which you are not a counterparty and your promise and performance obligation is brokering transactions between Exchange platform customers in exchange for a commission.

37. Please clarify for us and revise to articulate the Company's initial carrying value for crypto assets you <u>acquire</u> in Exchange platform transactions and provide supporting accounting analysis citing authoritative literature. Please clarify whether you receive a commission in these transactions and if so, how you considered whether the commission represents a deduction to arrive at your initial carrying amount of the acquired intangible asset. Refer to IAS 38.27.

You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets